John Hancock Tax-Advantaged Global Shareholder Yield Fund

200 Berkeley Street

Boston, Massachusetts 02216-2805

February 26, 2021

VIA EDGAR

Mr. Sonny Oh

Senior Counsel

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christina DiAngelo Fettig and Sonny Oh

Re:	Rule 461 Request for Acceleration of Effective Date

John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Fund”)

Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (333-251351; 811-22056)

Dear Ms. Fettig and Mr. Oh:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund and John Hancock Investment Management Distributors LLC, the principal underwriter of the Fund (the “Distributor”), hereby request that the staff of the Division of Investment Management accelerate the effective date of the Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”, accession number 0001133228-21-000959), which was filed February 25, 2021 to become effective as soon as practicable on Friday, February 26, 2021.

In connection with such request the Fund and the Distributor acknowledge that:

1.        Should the Commission or the staff acting pursuant to delegated authority declare the Amendment effective, such action does not foreclose any action by the Commission with respect to the filing;

2.        The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.        The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund and the Distributor are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

[signature page follows]

Very Truly Yours,

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND

By:	/s/ Ariel Ayanna
Name:	Ariel Ayanna
Title:	Assistant Secretary of the Fund

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

By:	/s/ Erica Blake
Name:	Erica Blake
Title:	Assistant Secretary for John Hancock Investment Management Distributors LLC
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